October 25, 2010
By Edgar and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	James Peklenk
Staff Accountant
Division of Corporation Finance

	Re:	Omni Bio Pharmaceutical, Inc.
Form 8-K Item 4.02 Filed October 8, 2010
File No. 000-52530
Ladies and Gentlemen:
Omni Bio Pharmaceutical, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated October 15, 2010, to Mr. Robert C. Ogden, Chief Financial Officer of the Company, regarding the Current Report on Form 8-K filed with the Commission on October 8, 2010 (the “Form 8-K”), referenced above. In response to the comments, on the date hereof, the Company filed Amendment No. 1 on Form 8-K/A with the Commission to amend and restate the previously filed Form 8-K.
For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.
1.
Comment: You state that the restatements will have no impact on your Balance Sheets or Statements of Cash Flows. Please revise your Form 8-K to disclose the impact on the Statements of Operations for each period presented, including quantitative estimates of the changes in share-based compensation and materiality to Net Loss.

Response: We have amended our previously filed Form 8-K to disclose the impact of the restatement on the Statements of Operations for each period presented, including quantitative estimates of the changes in share-based compensation and materiality to Net Loss.

2.
Comment: For your amended filings, please specify whether you have reconsidered, in accordance with Items 307 and 308 of Regulation S-K, the adequacy of your previous assertions regarding your disclosure controls and procedures and internal control over financial reporting in light of the material errors that you have described.

United States Securities and Exchange Commission
October 25, 2010

Response: In our amended filings, we have reconsidered our previous assertions regarding disclosure controls and procedures and internal control over financial reporting and have identified that our disclosure controls and procedures were not effective as of the financial statement reporting dates for each of the filings that we are restating. We have further identified that a material weakness existed with regards to accounting for share-based compensation and certain other equity-based transactions. In our amended filings, we will disclose our planned remediation efforts related to the material weakness. All of the amended filings will contain revised disclosure as to the ineffectiveness of our disclosure controls and procedures and that a material weakness existed.

3.	Comment: Please provide an estimated time-frame as to when you intend to file the amended Forms 10-K and 10-Q.

Response: We anticipate filing the amended 10-K and 10-Qs to reflect the restatements within the next 30 days. As required from verbal comments from the Staff received on September 28, 2010, we are currently preparing draft disclosures of the effects of the restatements for Staff review prior to filing the amended Form 10-K and 10-Qs.

* * * *
In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 867-3415. Thank you again for your time and consideration.

Very truly yours,
/s/ Robert C. Ogden
Robert C. Ogden
Chief Financial Officer